File No. _____________

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 57(i) OF THE
INVESTMENT COMPANY ACT OF 1940, AND RULE 17d-1 THEREUNDER,
AUTHORIZING CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY
SECTION 57(a)(4)

ZEA CAPITAL FUND LLC
118 3rd Avenue SE, Suite 800
Cedar Rapids IA 52401
Phone: (319) 247-1072

All Communications, Notices and Orders to:
James D. Thorp
President
Zea Capital Fund LLC
118 3rd Avenue SE, Suite 800
Cedar Rapids IA 52401
Phone: (319) 247-1072

Copies to:
David E. Gardels, Esq.
Husch Blackwell Sanders LLP
1620 Dodge Street
 Suite 2100
Omaha, Nebraska 68102
Phone: (402) 964-5027

July 12, 2010

Total Pages: 24

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: )
)
ZEA CAPITAL FUND LLC )	APPLICATION FOR AN ORDER
118 3rd Avenue SE, Suite 800)	PURSUANT TO SECTIONS 6(c) AND
Cedar Rapids IA 52401)	57(i) OF THE INVESTMENT
Phone: (319) 247-1072)	COMPANY ACT OF 1940, AND
)	RULE 17d-1 THEREUNDER,
)	AUTHORIZING CERTAIN JOINT
)	TRANSACTIONS OTHERWISE
)	PROHIBITED BY SECTION 57(a)(4)
)
File No. ______________ )
Investment Company Act of 1940)

Zea Capital Fund LLC (the “Company”), AAVIN Equity Advisors, LLC (the “Investment Adviser,” and AAVIN Equity Partners II, LP (“AAVIN II”), and the Future Entities (defined below) (collectively, the “Applicants”), hereby apply for an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c) and 57(i) of the Investment Company Act of 1940, as amended (the “1940 Act”),1 and Rule 17d-1 thereunder,2 authorizing certain joint transactions that otherwise may be prohibited by Section 57(a)(4).
In particular, the relief requested in this application (the “Application”) would allow the Company, AAVIN II and any entities that in the future could be deemed to be prohibited from co-investing with the Company by reason of Section 57 (collectively the “Future Entities”; and together with AAVIN II, the “Co-Investment Affiliates”), to co-invest in the same issuers of securities (“portfolio companies”), where such co-investments might otherwise be prohibited by Section 57 of the 1940 Act.

1  Unless otherwise indicated, all section references herein are to the 1940 Act.
2  Unless otherwise indicated, all rule references herein are to rules under the 1940 Act.

Any existing entities that currently intend to rely on the Order have been named as Applicants, and any other existing or future entities that may rely on the Order in the future would comply with its terms and conditions.

I.	GENERAL DESCRIPTION OF APPLICANTS

A.	The Company

The Company was organized under the Delaware Limited Liability Company Act on March 23, 2009, for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that will elect to be regulated as a business development company (“BDC”) under the 1940 Act.  The Company will elect to be treated for tax purposes as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”), in the future.
In connection with its initial public offering of Common Units (the “IPO”), the Company has filed with the Commission a registration statement on Form N-2 (the “N-2”) and a notice under Form N-6F to be subject to Sections 55 through 65 of the 1940 Act.  The Company will also file a registration statement on Form 8-A to register its Common Units under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”) upon the effectiveness of the N-2.  Accordingly, the Company will be subject to the periodic reporting and other requirements under Section 13(a) of the 1934 Act.
The Company will operate as a traditional venture capital firm focused on providing capital funds in lower to middle market portfolio companies seeking less than $5 million of financing in industries ranging from manufacturing, distribution, business services, consumer products and retail, telecommunications, financial services, and healthcare products and services.  The Company’s investment objective is to maximize total return by generating current income from debt investments and realizing capital appreciation from equity and equity-related investments.  The Company’s investments generally will range in size from $1 million to $5 million.  Through its ability to invest across a portfolio company’s capital structure, from subordinate debt to equity securities, the Company will attempt to offer portfolio companies multiple financing solutions.
The Company has an eleven-member board of directors (the “Board”) of which seven members are not “interested persons” of any Applicant within the meaning of Section 2(a)(19) (the “Independent Directors”).  The Company has no employees and does not expect to have any employees.

B.	The Investment Adviser

The Investment Adviser was organized as a limited liability company under the laws of the state of Iowa on December 21, 1999.  The Investment Adviser is privately held and a registered investment adviser with the Commission.  Together with its affiliates, the Investment Adviser has approximately $22.3 million under management as of March 31, 2010.

II.	RELIEF FOR PROPOSED CO-INVESTMENTS

A.	Co-Investment in Portfolio Companies by the Company and Company Affiliates

1.	Mechanics of the Co-Investment Program

The Investment Adviser will manage the Company and its investment in portfolio securities, subject to review by the Company’s Investment/Valuation Committee (the “Investment Committee”).  Thus, rather than making separate investments, it is desired that the Company, AAVIN II and any future Co-Investment Affiliates of either the Company or the Investment Adviser would routinely co-invest (the “Co-Investment Program”).
In selecting investments for the Company, the Investment Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for

Co-Investment Affiliates, the Investment Adviser will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity.  However, as some of these entities may have the same investment objective and investment policies, the Investment Committee and the Investment Adviser anticipate that any investment that is an appropriate investment for one entity may be an appropriate investment for all entities, with certain exceptions based on available capital or diversification.
Under the Co-Investment Program, co-investment between the Company and AAVIN II or Co-Investment Affiliates, would be the norm, rather than the exception.  Under the Co-Investment Program, each co-investment would be allocated among the Company and AAVIN II or Co-Investment Affiliates, based upon the relative total capital of each entity (total capital being equal to raised equity, including capital commitments, plus available debt).  These relative allocation percentages (“Relative Allocation Percentages”) would be approved each quarter or, as necessary or appropriate, between quarters, by both the full Board and the required majority (within the meaning of Section 57(o)) (the “Required Majority”) of Independent Directors and may be adjusted in their sole discretion for any reason, including, among other things, changes in the relative aggregate capital of the Company.
The Co-Investment Program as a whole, and the Relative Allocation Percentages in particular, would be approved by both the full Board and the Required Majority prior to their implementation, and any deviations from the Relative Allocation Percentages for any investment, by any of the Company, AAVIN II or any Co-Investment Affiliate.  Thus, approval by the full Board and the Required Majority would be required in order for any of the Company,

AAVIN II or any Co-Investment Affiliate to make an investment without the other entities, unless one of the entities did not have available capital for investment.
As noted above, when selecting investments, the Investment Adviser on behalf of the Company, AAVIN II and any Co-Investment Affiliate would only consider the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the particular investing entity.  Thus, if it is determined that a particular investment is not appropriate for one or more of the Company, AAVIN II or any Co-Investment Affiliate, the Investment Adviser can ask the full Board and the Required Majority to consider an exception from the Relative Allocation Percentages.
Additionally, the Board, including the Independent Directors, would review information on all co-investment activity on a quarterly basis to ensure that the Relative Allocation Percentages are being adhered to, and to give them the opportunity to evaluate the Co-Investment Program and, to the extent they deem necessary or appropriate, to change the Relative Allocation Percentages.
All subsequent activity (i.e., exits or follow-on investments) in a co-investment, including any existing co-investment, will be pro rata unless approved by the full Board and the Required Majority.  If the Order is granted, any investments made prior to the granting of the Order outside of the Co-Investment Program will, going forward, be subject to the same conditions with respect to follow-on investments as those investments made within the Co-Investment Program.
The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Co-Investment Affiliate’s purchase to be the same as those applicable to the Company’s purchase.

2.           Reasons for Co-Investing
It is expected that co-investment in portfolio companies by the Company and a Co-Investment Affiliate will increase favorable investment opportunities for the Company and any Co-Investment Affiliate.  The Co-Investment Program is expected to be approved by the Board on the basis that it would be mutually advantageous for the Company and a Co-Investment Affiliate to have the additional capital available to meet the funding requirements of attractive investments in portfolio companies.  A BDC, private investment fund or Small Business Investment Company (“SBIC”)3 that makes investments of the type contemplated by the Company and a Co-Investment Affiliate typically limits its participation in any one transaction to a specific dollar amount, which may be determined by legal or internally imposed prudential limits on exposure in a single investment.
In view of the foregoing, in cases where the Investment Adviser identifies investment opportunities requiring larger capital commitments, they must seek the participation of other entities with similar investment styles.  The availability of a Co-Investment Affiliate as an investing partner of the Company may alleviate that necessity in certain circumstances.
The Company and a Co-Investment Affiliate could lose some investment opportunities if they could not provide all of the financing needed by a potential portfolio company.  Portfolio companies may reject an offer of funding arranged by the Investment Adviser due to the Company and a Co-Investment Affiliate’s inability to commit the full amount of financing required by the portfolio company in a timely manner (i.e., without the delay that typically would be associated with obtaining single-transaction exemptive relief from the Commission).  By reducing the number of occasions on which the Company and a Co-Investment Affiliate’s

3 It is possible that future affiliates of AAVIN II may choose to be designated as a SBIC; the Company has no such plans.

individual or aggregate investment limits require the Investment Adviser and the Investment Committee to arrange a syndication with unaffiliated entities, the Company and a Co-Investment Affiliate will likely be required to forego fewer suitable investment opportunities.  With the assets of a Co-Investment Affiliate available for co-investment, there should be an increase in the number of opportunities accessible to the Company and any Co-Investment Affiliate.
The Board and the Investment Adviser believe that it will be advantageous for the Company to co-invest with a Co-Investment Affiliate and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.  Likewise, the Investment Adviser believes that it will be advantageous for a Co-Investment Affiliate to co-invest with the Company and that such investments would be consistent with the investment objective, investment policies, investment positions, investment strategies, investment restrictions, regulatory requirements, and other pertinent factors applicable to the Company.  As noted above, to the extent that either the Investment Committee or the Investment Adviser believes that a proposed investment is not appropriate for either the Company or a Co-Investment Affiliate, the Investment Adviser can request that the Board examine such proposed investment and make a finding as to whether a deviation from the Relative Allocation Percentages is appropriate.
The Board and the Investment Adviser also believe that co-investment by the Company and a Co-Investment Affiliate will afford the Company and a Co-Investment Affiliate the ability to achieve greater diversification and, together with a Co-Investment Affiliate, the opportunity to exercise greater influence on the portfolio companies in which the Company and a Co-Investment Affiliate co-invest.

B.	Applicable Law

1.	Sections 57(a)(4) and 57(i) of the 1940 Act, and Rule 17d-1 thereunder

Section 57(a)(4) makes it unlawful for any person who is related to a BDC in a manner described in Section 57(b), acting as principal, knowingly to effect any transaction in which the BDC is a joint or a joint and several participant with that person in contravention of rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by the BDC on a basis less advantageous than that of the other participant.  Although the Commission has not adopted any rules expressly under Section 57(a)(4), Section 57(i) provides that the rules under Sections 17(a) and 17(d) applicable to registered closed-end investment companies (e.g., Rule 17d-1) are, in the interim, deemed to apply to transactions subject to Section 57(a).  Rule 17d-1, as made applicable to BDCs by Sections 57(i) and 60, prohibits any person who is related to a BDC in a manner described in Section 57(b), as modified by Rule 57b-1, acting as principal, from participating in, or effecting any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which the BDC is a participant, unless an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of the plan or any modification thereof, to security holders for approval, or prior to its adoption or modification if not so submitted.

2.	Section 57(b) of the 1940 Act and Rule 57b-1 thereunder

Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  These persons include the following:  (1) any director, officer, employee, or member of an advisory board of a BDC or any person (other than the BDC itself) who is, within the meaning of Section 2(a)(3)(C), an affiliated person of any such person; or (2) any investment adviser or promoter of, general partner in, principal underwriter for, or person directly or indirectly either controlling, controlled by, or under common control with a BDC (except the BDC itself and any person who, if it were not directly or indirectly controlled by the BDC, would not be directly or indirectly under the control of a person who controls the BDC), or any person who is, within the meaning of Section 2(a)(3)(C) or (D) an affiliated person of such person.
Rule 57b-1 under the 1940 Act exempts certain persons otherwise related to a BDC in a manner described in Section 57(b)(2) of the 1940 Act from being subject to the prohibitions of Section 57(a).  Specifically, this rule states that the provisions of Section 57(a) shall not apply to any person:  (a) solely because that person is directly or indirectly controlled by a BDC; or (b) solely because that person is directly or indirectly controlling, controlled by, or under common control with a person described in (a) of the rule or is an officer, director, partner, copartner, or employee of a person described in (a) of the rule.
Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.  The statute also sets forth the interpretation that any person who owns beneficially, either directly or through one or more controlled companies, more than 25 percent of the voting securities of a company shall be presumed to control such company; any person who does not so own more than 25 percent of the voting securities of a company shall be presumed not to control such company; and a natural person shall be presumed not to be a controlled person.
Sections 2(a)(3)(C) and (D) define an “affiliated person” of another person as:  (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person.

C.	Need For Relief

Transactions effected as part of the Co-Investment Program would be prohibited by Section 57(a)(4) and Rule 17d-1 without a prior exemptive order of the Commission to the extent that a Co-Investment Affiliate falls within the category of persons described by Section 57(b), as modified by Rule 57b-1 thereunder.  Thus, a Co-Investment Affiliate could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program without exemptive relief.

D.	Requested Exemptions

Accordingly, Applicants respectfully request an Order of the Commission, pursuant to Sections 6(c) and 57(i) and Rule 17d-1, permitting the Investment Adviser, and any future Co-Investment Affiliates, to participate with the Company in the Co-Investment Program.

E.	Precedents

The Commission has granted co-investment relief on numerous occasions in recent years.4  Although the various precedents may involve somewhat different allocation formulae,
4  Ridgewood Capital Energy Growth Fund, LLC, et al. (File No. 812−13569), Release No. IC−28982 (October 21, 2009) (order), Release No. IC−28931 (September 25, 2009) (notice); Main Street Capital Corporation, et al. (File No. 812−13438), Release No. IC−28295 (June 3, 2008) (order), Release No. IC−28265 (May 8, 2008) (notice); Gladstone Capital Corporation, et al. (File No. 812−12934), Release No. IC−27150 (November 22, 2005) (order), Release No. IC−27120 (October 25, 2005) (notice); meVC Draper Fisher Jurvetson Fund I, Inc., et al. (File No. 812−11998), Release No. IC−24556 (July 11, 2000) (order), Release No. IC−24496 (June 13, 2000) (notice); Berthel Growth & Income Trust I, et al. (File No. 812−10830), Release No. IC−23864 (June 8, 1999) (order), Release No. IC−23825 (May 12, 1999) (notice); Technology Funding Venture Capital Fund VI, LLC, et al. (File No. 812−11006), Release No. IC−23610 (December 18, 1998) (order), Release No. IC−23573 (November 25, 1998) (notice); MACC Private Equities Inc., et al. (File No. 812−11148), Release No. IC−23518 (November 3, 1998) (order), Release No. IC−23478 (Oct. 6, 1998) (notice); Brantley Capital Corporation, et al. (File No. 812−10544), Release No. IC−22893 (November 18, 1997) (order), Release No. IC−22864 (October 21, 1997) (notice); Renaissance Capital Growth & Income Fund III, Inc. (File No. 812−10354), Release No. IC−22428 (December 31, 1996) (order), Release No. IC−22378 (Dec. 6, 1996) (notice); Sherry Lane Growth Fund, Inc. (File No. 812−10082), Release No. IC−22130 (August 9, 1996) (order), Release No. IC−22060 (July 10, 1996) (notice); Access Capital Strategies Community Investment Fund, Inc. (File No. 812−9786), Release No. IC−21898 (April 16, 1996) (order), Release No. IC−21836 (March 20,1996) (notice); Ridgewood Electric Power Trust III (File No. 812−9558), Release No. IC−21589 (December 11, 1995) (order), Release No. IC−21472 (Nov. 3, 1995) (notice); MACC Private Equities Inc. (File No. 812−9028), Release No. IC−20887 (February 7, 1995) (order), Release No. IC−20831 (Jan.

approval procedures, and presumptions for co-investment transactions to protect the interests of public investors in the BDC than the ones described in this Application, Applicants submit that the formulae and procedures set forth as conditions for the relief requested herein are consistent with the range of investor protection found in the cited orders.

F.	Applicants’ Legal Arguments

Rule 17d-1 was promulgated by the Commission pursuant to Section 17(d) and made applicable to BDCs by Sections 57(i) and 60.  Paragraph (a) of Rule 17d-1 permits an otherwise prohibited person, acting as principal, to participate in, or effect a transaction in connection with, a joint enterprise or other joint arrangement or profit-sharing plan in which a BDC is a participant if an application regarding the joint enterprise, arrangement, or profit-sharing plan has been filed with the Commission and has been granted by an order issued prior to the submission of such plan or any modification thereof to security holders for approval, or prior to its adoption or modification if not so submitted.  Paragraph (b) of Rule 17d-1 states that in passing upon applications under that rule, the Commission will consider whether the participation by the investment company in such joint enterprise, joint arrangement, or profit-sharing plan on the basis proposed is consistent with the provisions, policies, and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

12, 1995) (notice); Corporate Renaissance Group, Inc. (File No. 812−8978), Release No. IC−20690 (November 8, 1994) (order), Release No. IC−20617 (Oct. 13, 1994) (notice); ML Venture Partners II, L.P. (File No. 812−7841), Release No. IC−18700 (May 11, 1992) (order), Release No. IC−18652 (April 13, 1992) (notice); Equus Capital Partners, L.P. (File No. 812−7272), Release No. IC−18105 (April 18, 1991) (order), Release No. IC−18058 (March 21, 1991) (notice); Equitable Capital, Partners, L.P. (File No. 812−7328), Release No. IC−17925 (December 31, 1990) (order), Release No. IC−17894 (December 5, 1990) (notice); Technology Funding Partners III, L.P. (File No. 812−7355), Release No. IC−17571 (July 5, 1990) (order), Release No. IC−17523 (June 6, 1990) (notice); Berkshire, Partners III, L.P. , (File No. 812−7335), Release No. IC−17533 (June 14, 1990) (order), Release No. IC−17496 (May 17, 1990) (notice); ML−Lee Acquisition Fund II, L.P., (File No. 812−7133), Release No. IC−17123 (September 1, 1989) (order), Release No. IC−17101 (August 7, 1989) (notice); The Prospect Group Opportunity Fund, Inc. , (File No. 812−7024), Release No. IC−16841 (February 27, 1989) (order), Release No. IC−16774 (January 24, 1989) (notice).

Applicants submit that the formulae for the allocation of co-investment opportunities among the Company, the Investment Adviser and a Co-Investment Affiliate and will ensure that the Company will be treated fairly.
The conditions to which the requested relief will be subject are designed to ensure that the Investment Adviser or the principals of the Investment Adviser would not be able to favor a Co-Investment Affiliate over the Company and the allocation of investment opportunities among them.  Because almost every attractive investment opportunity for the Company will also be an attractive investment opportunity for a Co-Investment Affiliate, Applicants submit that the Co-Investment Program and the use of the Relative Allocation Percentages present an attractive alternative to the institution of some form of equitable allocation protocol for the allocation of 100% of individual investment opportunities to one of the entities as opportunities arise.
Under the Co-Investment Program, participation will be based on proportional allocation using a pre-determined formula, the Relative Allocation Percentages.  There would not appear to be any provision, policy, or purpose of the 1940 Act with which such participation, on the basis proposed, is inconsistent.  Applicants also note that the Co-Investment Program is consistent with the SBIC rules governing conflicts of interest.
The fact that the Company intends to apply for the Order, will be fully disclosed in the prospectus for the Company’s IPO, a version of which is part of the Company’s Amendment No. 1 to its registration statement on Form N-2/A, which was been filed with the Commission as of June 14, 2010, and will be included in any subsequent amendments. If an Order is granted, the Co-Investment Program will be explained in the Company’s periodic reports to shareholders.

G.	Conditions

Applicants agree that any Order granting the requested relief will be subject to the following conditions:

1.           Unless, in compliance with these conditions, Applicants receive specific approval from both the full Board and the Required Majority of Independent Directors to proceed otherwise, each investment of the Company and a Co-Investment Affiliate will be made pursuant to the Relative Allocation Percentages.
2.           The Relative Allocation Percentages will be determined by both the full Board and the Required Majority in advance and will be based upon the relative total capital of the Company and any Co-Investment Affiliate (total capital being equal to raised equity plus available debt).  The Relative Allocation Percentages will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority, and may be adjusted in their sole discretion for any reason, including, among other things, changes in the relative aggregate capital of the Company and any Co-Investment Affiliate.
3.           All subsequent activity (i.e., exits or follow-on investments) in an investment by the Company and a Co-Investment Affiliate will be pro rata unless another allocation is approved by both the full Board and the Required Majority.  If the Order is granted, any investments made prior to the granting of the Order outside of the Co-Investment Program will be, going forward, subject to the same conditions with respect to follow-on investments as those investments made within the Co-Investment Program.
4.           The terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Co-Investment Affiliate’s purchase are to be the same as those applicable to the Company’s purchase.  The grant to a Co-Investment Affiliate, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors will not be interpreted so as to violate this condition.

5.           Neither the Company nor a Co-Investment Affiliate will make an investment for its portfolio if the Investment Adviser or a person controlling, controlled by, or under common control of the Investment Adviser is an existing investor in such issuer, with the exception of a follow-on investment that complies with these conditions.
6.           The Company and Investment Adviser will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Company’s Independent Directors under Section 57(f).
7.           No Independent Director of the Company will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of a Co-Investment Affiliate.

III.	PROCEDURAL MATTERS

A.	Communications

Please address all communications concerning this Application and the Notice and Order to:

James D. Thorp Zea Capital Fund LLC 118 3rd Avenue SE, Suite 800 Cedar Rapids IA 52401 Phone: (319) 247-1072

Please address any questions, and a copy of any communications, concerning this Application, the Notice and Order to:

David E. Gardels, Esq. Husch Blackwell Sanders, LLP 1620 Dodge Street; Suite 2100 Omaha, Nebraska 68102

B.	Authorizations

The filing of this Application for the order sought hereby and the taking of all acts reasonably necessary to obtain the relief requested herein was authorized by the Company’s Board at its meeting held on September 2, 2009.  A copy of the resolution then adopted by the Company’s Board is attached as Exhibit A.  Such authorization remains in effect.  Each person executing the Application on behalf of the Applicants being duly sworn deposes and says that he has duly executed the attached Application for and on behalf of the applicable Applicant, that they are fully authorized to execute the Application pursuant to the terms of an operating agreement, management agreement, partnership agreement or otherwise, and that all actions by members, directors, partners or other bodies necessary to authorize each such deponent to execute and file the Application have been taken.  James D. Thorp is authorized to sign this application on behalf of AAVIN II, LLC, the general partner of AAVIN II.  AAVIN II, LLC has the power and authority to take action on behalf of AAVIN II pursuant to the terms of AAVIN II’s limited partnership agreement

C.	Draft Notice

Pursuant to Rule 0-2(g) under the 1940 Act, a proposed form of Federal Register Notice is attached to this Application as Exhibit B.

All requirements for the execution and filing of this Application in the name and on behalf of each of the Applicants by the undersigned have been complied with and the undersigned is fully authorized to do so and has duly executed this application this 12th day of July, 2010.

ZEA CAPITAL FUND LLC By: /s/ Thies O. Kölln________________________________ Name: Thies O. Kölln Title: Vice President
AAVIN EQUITY ADVISORS, LLC By: /s/ James D. Thorp_____________________ Name: James D. Thorp Title: Managing Partner
AAVIN EQUITY PARTNERS II, LP By: AVVIN II, LLC, its General Partner By: /s/ James D. Thorp_____________________ Name: James D. Thorp Title: Manager

EXHIBIT A

Resolutions of the Board of Directors of Zea Capital Fund LLC

WHEREAS, the Company will elect to be treated as a BDC under the 1940 Act and, as a BDC, the Company is subject to Section 57 of the 1940 Act;

WHEREAS, the Adviser is the investment adviser for the Company and certain other funds affiliated with the Adviser and in that capacity administers investment policy and investment functions for the Company;

WHEREAS, the Company anticipates that from time to time an investment opportunity may arise that would be consistent with the policies and objectives of the Company and one or more other investment funds managed by affiliates of the Adviser (“Adviser Affiliates”); and

WHEREAS, the Company desired to obtain an exemptive order from the SEC, which, among other things, will provide for the terms and conditions on which co-investments may be made with any future affiliates of the Company, its Adviser or Adviser Affiliates.

RESOLVED, that, in order to permit co-investments with Adviser Affiliates, the officers of the Company and Adviser shall be, and each of them hereby is, authorized, empowered, by and on behalf of the Company and directed to file with the SEC in the name of the Company, Adviser and Adviser Affiliates an application for exemptive relief from various provisions of the 1940 Act with respect to co-investments with any current and future Adviser Affiliates, providing for co-investment conditions with any amendments deemed necessary or appropriate thereto and any related documents, including but not limited to requests for no-action relief or interpretative positions under the 1940 Act, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or any other applicable federal or state securities law, as such officers, in their sole discretion, deem necessary or appropriate to effect such actions or pursue such activities or transactions of the Company as are duly authorized; and

RESOLVED FURTHER, the President and other officers of the Company are authorized and directed to take all other actions and execute all documents, certificates or other items necessary or appropriate to carry out the intent of the foregoing resolution.

EXHIBIT B

Form of Draft Federal Register Notice

INVESTMENT COMPANY ACT OF 1940

Release No. IC-                                           /                      , 2007

File No. ________________________

Zea Capital Fund LLC; Notice of Application

Agency:  Securities and Exchange Commission (the “Commission”)

Action:  Notice of application for an order under section 57(i) of the Investment Company Act of 1940 (the “Act”) and rule 17d-1 under the Act to permit certain joint transactions that may otherwise be prohibited by section 57(a)(4) of the Act and under section 17(d) of the Act and rule 17d-1 under the Act authorizing certain joint transactions.

Applicants:  Zea Capital Fund LLC (the “Company”), AAVIN Equity Advisors LLC (the “Investment Adviser”) and AAVIN Equity Partners II, LP (“AAVIN II”) and any entities that in the future could be deemed to be prohibited from co-investing with the Company by reason of Section 57 (the "Future Entities").

Summary of Application:  The Applicants hereby apply for an order of the Commission to permit the Company, the Investment Adviser and any future affiliates to co-invest in portfolio companies.

Filing Date:  The application was filed on July __, 2010.

Hearing or Notification of Hearing:  An order granting the application will be issued unless the Commission orders a hearing.  Interested persons may request a hearing by writing to the Commission’s Secretary and serving Applicant with a copy of the request, personally or by mail.  Hearing requests should be received by the Commission by 5:30 p.m. on ___________, 2010, and should be accompanied by proof of service on the Applicant, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested.  Persons who wish to be notified of a hearing may request notification by writing to the Commission’s Secretary.

Addresses:  Secretary, U.S. Securities and Exchange Commission, 100 F Street, N.E., Washington, D.C. 20549.  Applicant, 118 3rd Avenue SE, Suite 800, Cedar Rapids IA  52401.

For Further Information Contact:                                                                           , at (202) 551-_____, the Commission, Division of Investment Management, Office of Investment Company Regulation, 100 F Street, N.E., Washington, D.C. 20549.

Supplementary Information:  The following is a summary of the Application.  The complete Application may be ordered for a fee at the Commission’s Public Reference Desk, 100 F Street, N.E., Washington, D.C. 20549-0102 (tel. 202-551-5850).

Applicants’ Representations:

1.           The Company was organized for the purpose of operating as an externally-managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company (“BDC”) under the Act.  In addition, the Company will elect to be treated for tax purposes as a partnership under the Internal Revenue Code of 1986, as amended (the “Code”).  The Investment Adviser is a privately held limited liability company.

2.           The Investment Adviser was organized as a limited liability company under the laws of the state of Iowa on December 21, 1999.  The Investment Adviser will manage the investment activities of the Company and will receive management fees pursuant to a separate advisory agreement with the Company.

3.           Going forward, the Board and the Investment Adviser wish to manage the Company, AAVIN II and any Future Entities (the Future Entities, together with AAVIN II, the “Co-Investment Affiliates”) together.  Thus, it is desired that the Company and a Co-Investment Affiliate would routinely co-invest (the “Co-Investment Program”).  In selecting investments for the Company, the Investment Adviser will consider only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the Company.  Likewise, when selecting investments for any Co-Investment Affiliate, the Investment Adviser will select investments separately for each entity, considering, in each case, only the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to that particular investing entity.  However, as some of these entities may have the same investment objective and investment policies, the Board and the Investment Adviser anticipate that an investment that is an appropriate investment for one entity may be an appropriate investment for all entities, with certain exceptions based on available capital or diversification.

4.           Under the Co-Investment Program, co-investment between the Company and any Co-Investment Affiliates would be the norm, rather than the exception.  Under the Co-Investment Program, each co-investment would be allocated among the Company and a Co-Investment Affiliate based upon the relative total capital of each group (total capital being equal to raised equity plus available debt).  These relative allocation percentages (“Relative Allocation Percentages”) would be approved each quarter or, as necessary or appropriate, between quarters by both the full Board and the required majority (within the meaning of Section 57(o)) (the “Required Majority”) of Independent Directors and may be adjusted in their sole discretion for any reason, including, among other things, changes in the relative aggregate capital of the Company and a Co-Investment Affiliate.

5.           As noted above, when selecting investments, the Investment Adviser would only consider the investment objective, investment policies, investment position, capital available for investment, and other pertinent factors applicable to the particular investing entity.  Thus, if it is determined that a particular investment is not appropriate for one or more of the Company and a Co-Investment Affiliate, the Investment Committee can ask the full Board and the Required Majority to consider an exception from the Relative Allocation Percentages.

6.           All subsequent activity (i.e., exits or follow-on investments) in a co-investment, including any existing Co-Investment, will be pro rata unless approved by the full Board and the Required Majority.  If the Order is granted, any investments made prior to the granting of the Order outside of the Co-Investment Program will, going forward, be subject to the same conditions with respect to follow-on investments as those investments made within the Co-Investment Program.  The Co-Investment Program requires that the terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Co-Investment Affiliate’s purchase to be the same as those applicable to the Company’s purchase.

Applicants’ Legal Analysis:

1.           Section 57(b), as modified by Rule 57b-1, specifies the persons to whom the prohibitions of Section 57(a)(4) apply.  Section 57(a)(4) of the Act prohibits certain affiliated persons of a BDC from participating in a joint transaction with the BDC in contravention of rules as prescribed by the Commission. Thus, a Co-Investment Affiliate could be deemed to be a person related to the Company in a manner described by Section 57(b) and therefore prohibited by Section 57(a)(4) and Rule 17d-1 from participating in the Co-Investment Program without exemptive relief.  Section 57(i) of the Act provides that, until the Commission prescribes rules under section 57(a)(4), the Commission’s rules under section 17(d) of the Act applicable to registered closed-end investment companies will be deemed to apply.  Because the Commission has not adopted any rules under section 57(a)(4), Rule 17d-1 applies.

2.           In passing upon applications under Rule 17d-1, the Commission considers whether the applicant’s participation in the joint transactions is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

3.           Applicants state that allowing co-investment between the Company and a Co-Investment Affiliate will increase favorable investment opportunities for the Company and a Co-Investment Affiliate.

4.           Applicants state that the terms and conditions set forth in the application ensure that the terms on which co-investments may be made will be identical, thus protecting the members or stockholders of any investor from being disadvantaged.  Applicants state that the proposed relief is consistent with Rule 17d-1 in that the participation of a Co-Investment Affiliate will not be on a basis different from or less advantageous than that of the Company.

Applicants’ Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.           Unless, in compliance with these conditions, Applicants receive specific approval from both the full Board and the Required Majority of Independent Directors to proceed otherwise, each investment of the Company and a Co-Investment Affiliate will be made pursuant to the Relative Allocation Percentages.

2.           The Relative Allocation Percentages will be determined by both the full Board and the Required Majority in advance and will be based upon the relative total capital of the Company and any Co-Investment Affiliate (total capital being equal to raised equity plus available debt).  The Relative Allocation Percentages will be approved each quarter, or as necessary or appropriate, between quarters, by both the full Board and the Required Majority, and may be adjusted in their sole discretion for any reason, including, among other things, changes in the relative aggregate capital of the Company and a Co-Investment Affiliate.

3.           All subsequent activity (i.e., exits or follow-on investments) in an investment by any of the Company and a Co-Investment Affiliate will be pro rata unless another allocation is approved by both the full Board and the Required Majority.  If the Order is granted, any investments made prior to the granting of the Order outside of the Co-Investment Program will be, going forward, subject to the same conditions with respect to follow-on investments as those investments made within the Co-Investment Program.

4.           The terms, conditions, price, class of securities, settlement date, and registration rights applicable to a Co-Investment Affiliates purchase to be the same as those applicable to the Company’s purchase.  The grant to a Co-Investment Affiliate, but not the Company, of the right to nominate a director for election to a portfolio company’s board of directors will not be interpreted so as to violate this condition.

5.           Neither the Company nor a Co-Investment Affiliate will make an investment for its portfolio if the Investment Adviser or a person controlling, controlled by, or under common control with the Investment Adviser is an existing investor in such issuer, with the exception of a follow-on investment that complies with these conditions.

6.           The Company and the Investment Adviser will maintain the records required by Section 57(f)(3) as if each of the investments permitted under these conditions were approved by the Company’s Independent Directors under Section 57(f).

7.           No Independent Director of the Company will also be a director, general partner, managing member or principal, or otherwise an “affiliated person” (as defined in the 1940 Act), of a Co-Investment Affiliate.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

______________________________
Secretary